Celsius Holdings, Inc.

2424 North Federal Highway-Suite 208

Boca Raton, FL 33431

Via EDGAR

April 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3629

Attention:	SiSi Cheng
Anne Mcconnell

Re:	Celsius Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2019 (the “2019 Form 10-K”)
Filed March 12, 2020
Form 10-K for the Year Ended December 31, 2020 (the “2020 Form 10-K”)
Filed March 11, 2021
File No. 001-34611

Dear Ms. Cheng and Ms. Mcconnell:

In connection with the Staff’s letter of March 31, 2021 (the “Letter”), the following sets forth the Company’s response to the remaining comments set forth in the Letter. For your convenience, the response to each comment follows the comment itself.

Form 10-K for the Year Ended December 31, 2019

Item 9A. Controls and Procedures, 21

Comment:

1. We have considered your responses to prior comments 2 and 3. Please be advised that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We believe your failure to provide a management report and auditors’ report on internal control over financial reporting in your 2019 Form 10-K that meet the requirements of Item 308 of Regulation S-K and your failure to provide audited annual and unaudited interim financial statements for a significant acquisition that meet the requirements of Rule 8-04 of Regulation S-X resulted in your filings being materially deficient and also resulted in you not being a timely filer under your reporting obligations for both the Exchange Act and the Securities Act.  Although we acknowledge companies may seek relief under Rule 3-13 of Regulation S-X and may request waivers for certain required disclosures, we note you did not submit any such requests. We also acknowledge that the rules regarding required financial statements for significant acquisitions have changed, however, we note the financial statements you filed did not comply with the old rules or the new rules. In light of these facts, please amend your 2019 Form10-K to include a revised management report and a revised auditors’ report on internal control over financial reporting that comply with prior comment 2 and revise your conclusion related to disclosure controls and procedures to indicate that they were not effective and to explain the reasons why to comply with prior comment 3.

Response:

While we respectfully disagree with the Staff’s position, as we have extensively set forth in our prior correspondence and telephone conference with the Staff, we have agreed to amend the 2019 Form 10-K (a) to provide a revised management report and a revised auditor’s report on internal control over internal controls and procedures, as requested by the Staff; and (b) to revise our conclusion related to disclosure controls and procedures in the manner requested by the Staff.

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Attached hereto as Exhibit A is the proposed revised disclosure. If the Staff concurs that the attached language fully addresses the Staff’s comments, we will proceed to promptly file an amendment to the 2019 Form 10-K.

Form 10-K for the Year Ended December 31, 2020

Consolidated Financial Statements

Basis of Presentation and Summary of Significant Accounting Policies Segment Reporting, page F-10

Comment:

2. We note your disclosure states that even though you have operations in several geographies, you operate as a single enterprise. We also note you have previously indicated to us that you have one operating segment and one reportable segment. Given that you have one operating segment and one reportable, please revise future filing to correct your reference to net sales by "reporting segment" on page F-17 since it implies you have multiple segments.

Response:

We will revise our future fillings regarding net sales to state “reporting by geography” rather than reference “segment reporting” as requested by the Staff.

6. Note Receivable, page F-18

Comment:

3. We note your disclosures that: "As collateral, we have maintained a stock certificate in Celsius Holdings, Inc., which amounted to 337,079 shares"; "In order to obtain payment pertaining to amounts that are due on March 31, 2021, we will release 62,000 shares which will provide sufficient funds to pay in full the amount that is due regarding the Note, interest and royalties"; and "We will maintain the remaining 275,079 shares as collateral or guarantee of payment on the remaining amounts that will become due over the next three-years". Please tell us, and revise future filings to disclose, when and how Qifeng obtained your shares. Please also tell us, and revise future filings to disclose, who currently possesses the shares such that you have the ability to release them. To the extent Qifeng has essentially returned shares you issued to them, please more fully explain to us how you determined your accounting and presentation is appropriate.

Response:

We advise the Staff that the shares of Celsius common stock referred to in the 2020 Form 10-K were acquired and are held by Risejoy Services Limited which (as disclosed to the footnotes to the Item 12 beneficial ownership table in the 2020 Form 10-K), is under common control with Qifeng, our Chinese licensee. The 337,079 shares were issued in a private transaction on April 20, 2015 pursuant to the exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) thereof and Regulation D thereunder, as subsequently reported in our filings under the Securities Exchange Act of 1934, as amended. We have recently filed a Registration Statement on Form S-3 covering the resale of certain shares, including those held by Risejoy. Effectiveness of such Registration Statement is pending resolution of the Staff’s accounting comments on our Securities Exchange Act filings. These shares have been held by Issuer Direct, our transfer agent. At the date of the filing of the 2020 Form 10-K, we had agreed to only release 62,000 shares so that the owner of Qifeng (and Risejoy) could publicly sell them pursuant to Rule 144 under the Securities Act and use the proceeds therefrom to pay the Note Receivable which was due on March 31, 2021. Given that our stock price declined subsequent to our March filing, we were subsequently requested to transfer the entire 337,079 shares to the owner’s stock brokerage account in order to be able to serve as collateral to obtain the necessary funding to pay the amount due on the Note Receivable and related interest. Payment in-full was received timely pertaining to the amounts due on March 31, 2021 and a letter of guarantee was executed with several restrictions regarding these shares. In particular, it was agreed that the stock would not be sold or transferred without the prior written consent from Celsius Holdings, Inc. There are several other restrictions and agreements, which include that a Statement of Account will be provided to Celsius on a Quarterly basis to confirm and validate the existence of the shares. These shares serve only as collateral and provide comfort as to the “ability to pay” and mitigate any impairment or collectability concerns regarding the Note Receivable. No shares have been returned to us. Hence, there is no impact or effect the accounting and/or the presentation of the Note Receivable or any other aspect thereof.

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We respectfully advise the Staff that we will expand disclosure in our future filings to provide the additional information and details requested by the Staff, as applicable.

Please advise as to your concurrence with the above. If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239.

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ Edwin Negron-Carballo
Edwin Negron-Carballo, Chief Financial Officer

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EXHIBIT A

Revised Item 9.A. Controls and Procedures

Item 9A. Controls and Procedures.

Disclosure controls and procedures

Our President and Chief Executive Officer as well as our Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms adopted by the SEC, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our President and Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial and accounting officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that as of December 31, 2019, our disclosure controls and procedures were effective in that (a) we maintain records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) our records provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and (c) our records provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

In the Company’s Form 10-K for the fiscal year ended December 31, 2019, originally filed with the SEC on March 12, 2020, the following disclosures were not explicitly detailed:

●	The Report of Independent Registered Public Accounting Firm in Part II-Item 8. Financial Statements and Supplementary Data did not reflect the fact that Func Food, our Nordic distribution partner, whose business the Company acquired on October 25, 2019, was excluded from management’s assessment of internal control over financial reporting, as permitted by the SEC in the fiscal year in which a business combination is consummated.

●	Management’s report on internal control in Part II-Item 9A Controls and Procedures did not fully identify the acquired business and indicate the significance of the acquired business to the consolidated financial statements.

Additionally, the historical financial statements of Func Food that were provided in the Company’s Form 8-K/A filed on January 8, 2020 were not fully aligned with Rule 3-05/8-04 of Regulation S-X. This was due to the fact that (a) Func Food’s annual financial statements for the fiscal year ended December 31, 2018 contained a qualified audit opinion related to estimation of intangible assets and goodwill impairment and intercompany balances of the predecessor parent company, none of which has an impact on the accounting for the acquisition or its post-acquisition operations; and (b) we did not fully provide the required unaudited interim period historical financial statements. Specifically, the Form 8-K/A did not include the interim financial statements for the nine months ended September 30, 2018 and statements of comprehensive income, cash flows, and changes in stockholders’ equity for the nine months ended September 30, 2019 (balance sheet and income statement were included), primarily due to limited ability to obtain such information given that the predecessor Func Food entity was going through a debt restructuring as detailed in the Company’s Exchange Act filings.

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While we believe there were mitigating circumstances around these areas, the Company nonetheless did not fully satisfy all of the disclosure requirements of the SEC. Accordingly, our President and Chief Executive Officer and our Chief Financial Officer have concluded that as of December 31, 2019, our disclosure controls and procedures were not effective, specifically as it relates to the acquisition of Func Food. It should be noted however, that in May 2020, the SEC issued a final rule that amended the financial statement requirements for acquisitions of businesses. One of the key amendments included was to “permit the use of abbreviated financial statements for an acquiree in certain circumstances without a request for SEC staff permission”.

Our President and Chief Executive Officer and our Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and our principal executive officer and our Chief Financial Officer have determined that our disclosure controls and procedures are effective at doing so, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented if there exists in an individual a desire to do so. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our President and Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2019, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has excluded the acquired business from management’s report on internal control over financial reporting. The SEC’s general guidance permits the exclusion of an assessment of the effectiveness of a registrant’s controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. On October 25, 2019, we completed the acquisition of Func Food Group, Oyj (“Func Food”) and did not have time to perform an adequate assessment of their internal control environment. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of December 31, 2019, did not include an assessment of the internal controls over financial reporting of these acquired operations. Net Revenue generated from the acquired operations only represented 8.8% as of December 31, 2019 and total assets of the acquired business represented approximately 30% of the Company’s total assets as of December 31, 2019 (only 19% excluding goodwill).

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Although we were not able to execute a thorough assessment, we began to perform evaluations of internal controls, on an on-going basis, over financial reporting for these acquired operations as well as their processes and systems with the assistance of a reputable international accounting firm. As such, it was deemed that the acquired operations and financial reporting processes did not have a material impact to our internal controls over financial reporting. As such, we have concluded that controls were effective as of the time of the acquisition and continue to be effective based on the work that has been performed. Additionally, we conducted multiple training sessions with their finance and administrative personnel, as it relates to our internal control environment and policies which were implemented as part of the integration process. Moreover, from a financial reporting perspective we review their figures and conduct thorough analytical reviews of their results and also validate the consolidation of their figures at the European level.

Based on the evaluation conducted under the above-referenced framework, our President and Chief Executive Officer and our Chief Financial Officer concluded that as of December 31, 2019, our internal control over financial reporting was effective.

While we did determine that the Company’s disclosure controls and procedures were not effective, as discussed in the preceding section, this did not impact the conclusion that our internal control over financial reporting was effective. Disclosure controls and procedures are those which are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. While there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, some elements of disclosure controls and procedures are beyond the scope of internal control over financial reporting.

We believe the factors which led to the conclusion that the Company’s disclosure controls and procedures were not effective were of such an isolated nature and impact, that they are beyond the scope of the Company’s internal control over financial reporting, as they do not impact or pertain to the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Effective with the filing of this report, the Company is deemed to be an “accelerated filer” as defined in Rule 12b-2 under the Exchange Act. Accordingly, we have included the Report of Independent Registered Public Accounting Firm in Item 8 setting forth our registered public accounting firm’s attestation report on the Company’s internal control over financial reporting in accordance with Item 308 (b) of Regulation S-K.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Amended Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Celsius Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Celsius Holdings, Inc. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

As described in the accompanying Management’s Report on Internal Control over Financial Reporting, management has excluded the acquired business of Func Food Group, from management’s report on internal control over financial reporting. We also excluded the acquired business from our audit of internal control over financial reporting.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Assurance Dimensions

We have served as the Company’s auditor since 2017.

Coconut Creek, Florida
March 12, 2020

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